June 18, 2012

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated June 5, 2012 (the “Comment Letter”)
Regarding Herbalife Ltd. (File No. 001-32381)’s
Form 10-K/A for Fiscal Year Ended December 31, 2011
Filed April 11, 2012 and Form 8-K filed May 2, 2012

Dear Mr. Reynolds:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the heading and paragraph below correspond to the heading and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following response:

Form 10-K for the Fiscal Year Ended December 31, 2011

1.	We note your disclosure in your Form 8-K filed May 2, 2012 regarding the percentages of your distributors who are considered discount buyers, small retailers and potential supervisors. We also note disclosure regarding your policies to minimize the risk of product being accumulated by distributors, such as the 70% Rule. You state that you do not view the information as relevant to the business or to investors. Please provide us with an analysis regarding your conclusion that these topics are immaterial in the context of your periodic reports.

Company Response:

We note the Staff’s comment. Our Form 8-K filed on May 2, 2012 reflects the percentage of 2011 sales orders placed by distributors who were not sales leaders and who were further categorized as “discount buyers,” “small retailers” and “potential supervisors” at the time of the order. The information in our Form 8-K was provided in response to a question asked during our most recent quarterly earnings call. The person asking the question referenced our historical disclosure regarding these percentages before asking why the information was not disclosed in our 2011 Annual Report on Form 10-K. Therefore, in responding to the question we provided the specific percentages that were the subject of the question. We had previously determined to cease disclosing the percentage of annual non-sales leader sales orders attributable to these three groups because we do not view the information as valuable to our business or to investors. The information was disclosed in the 8-K solely in response to the particular inquiry asked during our quarterly earnings call.

We believe providing background information will aid the Staff in understanding why we do not view the percentage of annual non-sales leader sales orders attributable to the three groups as valuable to our business or to investors. As previously disclosed in our filings with the Commission, some of our distributors have qualified as sales leaders and many have not. In our historical disclosure, we divided non-sales leader distributors into the three general categories noted in the Staff’s comment based on historical sales order size. We originally disclosed these percentages because at one time we believed that sales orders placed within a given category was an indication of the business intention of the non-sales leader distributor that placed the associated order. However, with changes in the business over time we determined that sales order size was no longer a reliable indicator of the business intention of the non-sales leader distributors and therefore not as useful as we initially believed. While we have not historically placed great significance on this information in our periodic filings1 and, in the absence of any established use for the data and for the reasons discussed below we do not view the disclosure as valuable to investors.

We do not believe the percentage of annual sales orders placed by the three categories of distributors who were not sales leaders at the time of the order is valuable to investors for several reasons. First and foremost, our management does not rely on or otherwise utilize the information in managing the Company’s business. As disclosed in our periodic filings, the key metrics in this area on which our management focuses its attention are average active sales leaders, the number of sales leaders and the sales leader retention rates. In addition, a new method of sales leader qualification introduced globally in October 2009 allows a distributor to achieve sales leader status based on smaller, more frequent orders placed within a twelve-month period as opposed to our previous qualification methods which are based upon larger orders over a shorter period of time. With this change, because sales leader status can now be achieved through either a limited number of large orders or a greater number of small orders, sales order size is no longer a reliable indication of which particular group a non-sales leader distributor

[1]

The information was only briefly noted in the Business section of our Annual Reports on Form 10-K through fiscal year 2010 and was not otherwise addressed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of those filings or in any of our other periodic filings with the Commission.

should belong to or of an individual non-sales leader distributor’s intentions generally. Finally, because the information reflects only the number of sales orders but does not account for either the size or total value of a particular sales order, it has not been proven useful to indicate trends with respect to sales volume or other measures on which we focus. Therefore, as part of our regular ongoing evaluation of our various disclosures, we determined to cease disclosing the information in our Annual Report on Form 10-K for 2011 because the continued disclosure of information that Company management does not believe is valuable and does not in fact use in managing the Company may result in investors placing undue emphasis on such information.

We also note the Staff’s reference to our policies to minimize the risk of product accumulation by distributors, such as the 70% Rule. We have implemented a number of practices intended to minimize this risk, several of which are built into our core business model. For example, we collect payments from our distributors before any product is shipped, which we believe provides financial disincentives to the accumulation of unsold product. In addition, the new sales leader qualification method discussed above encourages distributors to make smaller, more frequent purchases within a twelve-month period rather than initially placing a few larger orders. Our daily consumption DMOs discussed in detail in our periodic filings encourages our distributors to buy and sell or use smaller quantities on a more frequent basis. In addition to the aspects of our core business model noted above, we also have product return and buy-back policies that we believe further minimize the risk of product accumulation and policies which some members of the network marketing industry employ, such as the 70% Rule, that also provide additional comfort regarding product accumulation. Because we believe our core business model involves several safeguards against product accumulation, we do not view the supplemental policies, such as the 70% Rule, as information that is material to investors.

*  *  *  *  *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman
Brett R. Chapman, General Counsel & Corporate Secretary
John DeSimone, Chief Financial Officer